SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ):  76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-FIFTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1.   PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, state of Paraná. 2. DATE: December 12, 2018 - 11:30 a.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.          The Board of Directors unanimously approved the review of the Company’s Strategic Planning for the 2019-2028 period, the Financial Plans and the respective Financial Targets, in addition to the Corporate Risk Plans.

II.         The Board of Directors unanimously approved the creation of a consortium between Copel and Shell do Brasil in order to commission feasibility studies and consulting within the scope of the establishment of a partnership to develop the Strategic Natural Gas Plan for Paraná state. It also requested that the matter be resubmitted for discussion by the Board of Directors after this stage is completed, so that it can make a new resolution.

III.        The Board of Directors unanimously approved the proposed guidelines to support the compensation policy for Copel’s Executive Officers.

IV.       The Board of Directors unanimously approved the proposed model for the Specific Bargaining Agreement for Profit Sharing - AC PLR 2018-2019.

V.        The Board of Directors, following the recommendation of the Executive Board, unanimously resolved to approve the early payment of Interest on Equity - IOE, replacing mandatory dividends for fiscal year 2018, to shareholders of record on December 27, 2018, pursuant to Federal Law 9,249, as follows: a) Interest on Equity replacing dividends, in the gross amount of two hundred and eighty million reais R$280,000,000.00, to be distributed as follows: i) R$0.97515 per common share (ON); ii) R$2.89050 per class A preferred share (PNA); and iii) R$1.07270 per class A preferred share (PNB); and b) the shares will be traded ex-interest as of December 28, 2018, inclusive. The shareholder payout, as well as the payment date, will be ratified by the Annual Shareholders’ Meeting to be held by April 2019, which will analyze the Management Report, Balance Sheet and other Financial Statements for fiscal year 2018.

VI.       The Board of Directors received the report of the Financial Committee and discussed the issues therein.

VII.      The Board of Directors unanimously resolved to approve: a) the postponing of the maturity of the Loan Agreements entered into between Copel Geração e Transmissão S.A. and the wind farms of Cutia Empreendimentos Eólicos S.A to March 31, 2019; and b) the authorization for the Company’s Executive Officers to take any and all necessary and/or convenient measures to implement and formalize the resolutions made at the meeting.

VIII.    The Board of Directors unanimously resolved to ratify the approval of the transfer of assets Voltália São Miguel do Gostoso I Participações S.A., Dona Francisca Energética S.A. and Elejor - Centrais Elétricas do Rio Jordão S.A. from Companhia Paranaense de Energia - Copel (Holding) to Copel Geração e Transmissão S.A. - Copel GeT.

IX.       Due to the current regulatory and contractual impediments, the Board of Directors unanimously resolved that the only way to maintain the tariff discount (Night Rural Tariff - TRN) as of January 1, 2019 is to receive a refund from the Paraná State Government. However, considering the government transition period and the need for time to structure the form the tariff reduction is financed, covering the same consumers who benefit from the Night Right Tariff described in Official Letter OF CEE/G 373/18, dated November 19, 2018 and published by the Paraná State Government, the Board of Directors authorized Copel Distribuição S.A. to grant, between January 1, 2019 and March 31, 2019, a 60% discount in the rural tariff, upon a formal statement by the Paraná State Government, by January 15, 2019, committing to refund the discount applied between January 1, 2019 and March 31, 2019 and a statement that the discount will continue, together with a description of how it will be financed in subsequent periods. If the Paraná State Government does not make any statement within the established term, Copel Distribuição S.A. will apply the regulated tariffs fully and retrospectively to January 1, 2019.

X.        The Board of Directors unanimously resolved to approve the proposal for amendment of the Charter of the Statutory Audit Committee.

XI.        The Board of Directors unanimously resolved to approve the proposal for amendment of the Policy on Transaction with Related Parties and Conflicts of Interest.

XII.      The Board of Directors received information on and discussed the matter related to the Governance structure in the Company’s equity interests.

XIII.    The Board of Directors received information on and discussed the status of the action plans and/or projects to mitigate the deficiencies identified by the independent audit, Deloitte Touche Tohmatsu Auditores Independentes.

XIV.    The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters.

XV.     The Board of Directors received a report from the Company’s CEO regarding various corporate matters.

XVI.    In view of the departure of Mr. Mauro Ricardo Machado Costa from the Board of Directors, the Board of Directors unanimously decided that the position will remain vacant until a new person is appointed to the position. The calling of an Extraordinary Shareholders’ Meeting to elect the new Board member is hereby authorized.

XVII.  The Board of Directors unanimously recommended the cancellation of the 198th (second call) and the 199th Extraordinary Shareholders’ Meeting - ESMs scheduled to take place on December 17, 2018, at the Company’s headquarters, in order to perform a deeper analysis of the matters related to the review of the membership of the corporate governance bodies Statutory Audit Committee and Nomination and Evaluation Committee.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 185th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.